SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTY NINTH

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: February 9, 2015, at 2:30 pm. 3. CALL NOTICE: Call notice was published in the Official Gazette of the State of Paraná and the Gazeta do Povo newspaper of the state of Paraná. 4. QUORUM: Shareholders representing sixty-two point eighteen percent (62.18%) of the voting capital attended the meeting. 5. PRESIDING BOARD: UBIRAJARA AYRES GASPARIN – Chairman; LUIZ FERNANDO LEONE VIANNA – Executive Secretary of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS:

189TH EXTRAORDINARY SHAREHOLDERS’ MEETING:

ITEM 1 – Elected, by a majority vote, to the Board of Directors, to complete the 2013-2015 term:  Fernando Xavier Ferreira, as Chairman; Luiz Fernando Leone Vianna, as a Board Member serving as Executive Secretary; and Mauro Ricardo Machado Costa, as a Board Member; and

ITEM 2 – Elected, by a majority vote, to the Fiscal Council, to complete the 2014-2015 term, as a sitting member:  George Hermann Rodolfo Tormin.

7. SIGNATURES: UBIRAJARA AYRES GASPARIN – Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; LUIZ FERNANDO LEONE VIANNA – Executive Secretary of the Board of Directors and CEO of Copel; JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council; JAMERSON RAIMUNDO DE MATOS - THE BANK OF NEW YORK ADR DEPARTMENT; NADIA ANDREZA OLIVEIRA DEODATO - VANGUARD EMERGING MARKETS STOCK INDEX FUND; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; USAA EMERGING MARKETS FUND; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; NORGES BANK; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; CANADA PENSION PLAN INVESTMENT BOARD; VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS; UPS GROUP TRUST; BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND; SUNSUPER POOLED SUPERANNUATION TRUST; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; VANGUARD FUNDS PUBLIC LIMITED COMPANY; BRANDES INTERNATIONAL SMALL CAP EQUITY FUND; BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST; BRANDES INV F PUBLIC LTD COMPANY/BRANDES EMER MARK E FD; LVIP BLACKROCK EMERGING MARKETS RPM FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; THE MASTER TRUST BANK OK JAPAN, LTD.AS T. FOR MTBJ400045833; LEANDRO JOSE GRASSMANN; e DENISE TEIXEIRA GOMES – Secretary.

The full text of the Minutes of the 189th Extraordinary Shareholders’ Meeting was recorded on pages 131 to 133 of Book 10 of Companhia Paranaense de Energia – Copel, registered at the Commercial Registry of the State of Paraná under no. 08/167840-1, on July 16, 2008.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.